Interim Condensed Consolidated Financial Statements
For the three months ended April 30, 2019 and 2018 (Unaudited)
(Expressed in U.S. Dollars)

C21 INVESTMENTS INC.
INDEX TO interim Condensed CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)	4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS	5

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	6 - 22

Notice of no auditor review of interim condensed consolidated financial statements

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3)(a), the Company discloses that its external auditors have not reviewed the accompanying interim condensed consolidated financial statements of C21 Investments Inc. as of April 30, 2019 and the notes to the interim consolidated financial statements.

p. 1

C21 INVESTMENTS INC.
INTERIM condensed CONSOLIDATED STATEMENTS OF financial position
AS AT
(Expressed in U.S. dollars – unaudited)

		April 30,	January 31,
		2019	2019
	Note	- $ -	- $ -

ASSETS
Current assets
Cash		2,952,410	9,067,095
Biological assets	5	1,810,499	1,870,540
Inventory	6	7,561,212	6,859,034
Prepaid expenses and deposits		548,461	608,002
Receivables	4	570,579	79,953
Total current assets		13,443,161	18,484,624
Property and equipment	8	2,542,763	2,082,010
Right-of-use assets	11	9,636,186	7,744,611
Intangible assets	9	14,012,118	13,368,580
Goodwill	9	37,239,899	29,230,651
Notes receivable and deposits	7	5,364,237	6,476,515
Restricted cash	3	45,301	46,035
TOTAL ASSETS		82,283,665	77,433,026
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	5,960,410	4,981,116
Promissory note payable - current portion	12	24,290,000	21,000,000
Convertible promissory note - current portion	12	175,000	-
Income taxes payable	23	383,165	-
Consideration payable	19	4,134,129	1,375,268
Derivative liability	15	329,599	23,097
Lease liabilities - current portion	11	5,096,787	4,421,265
Total current liabilities		40,369,090	31,800,746
Lease liabilities	11	4,813,374	3,486,700
Convertible promissory note	12	1,043,856	1,845,830
Convertible debentures	12	10,345,303	10,159,653
Promissory note payable	12	3,000,000	9,000,000
Reclamation obligation	13	52,374	53,484
TOTAL LIABILITES		59,623,997	56,346,413
SHAREHOLDERS’ EQUITY
Share capital	14	57,534,526	52,923,983
Commitment to issue shares	14	1,044,881	1,044,881
Reserves	14	5,018,162	5,435,551
Accumulated other comprehensive income (loss)		(424,722)	(363,051)
Deficit		(40,513,179)	(37,954,751)
TOTAL SHAREHOLDERS’ EQUITY		22,659,668	21,086,613

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		82,283,665	77,433,026
Nature of operations (Note 1)
Commitments (Note 19)
Taxation (Note 23)
Contingencies (Note 25)
Subsequent events (Note 27)

On behalf of the Board:

“Michael Kidd”	Director	“Robert Cheney”	Director

See accompanying notes to the interim consolidated financial statements

p. 2

C21 INVESTMENTS INC.
INTERIM condensed CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		Three months ended April 30,
		2019	2018
	Note	-$-	-$-

Revenue		7,757,022	-
Inventory expensed to cost of sales	6	4,439,871	-
Gross margin before the undernoted		3,317,151	-

Realized fair value adjustment on biological assets	5	(1,712,835)	-
Unrealized fair value adjustment on biological assets	5	1,259,899	-
Gross Profit		2,864,215	-

Expenses
General and administration	21	2,497,099	841,826
Sales, marketing, and promotion		368,338	-
Depreciation and amortization	8 & 9	1,046,551	-
Share based compensation		184,580	-
Total expenses		4,096,568	841,826

Loss before undernoted items		(1,232,353)	(841,826)
Other items
Interest expense		(751,617)	(192,919)
Accretion expense		(424,055)	-
Transaction costs	24	(116,357)	-
Other loss		20,738	-
Interest and other income		118,268	11,689
Gain on change in fair value of derivative liabilities	15	(358,452)	-
Loss before income taxes		(2,743,828)	(1,023,056)
Current income tax expense	23	(383,165)
NET LOSS		(3,126,993)	(1,023,056)

Other comprehensive loss
Cumulative translation adjustment		(61,671)	-

LOSS AND COMPREHENSIVE LOSS		(3,188,664)	(1,023,056)

Basic and diluted loss per share		$(0.05)	$(0.17)

Weighted average number of common shares outstanding - basic and diluted		59,480,095	5,979,695

See accompanying notes to the interim consolidated financial statements

p. 3

C21 INVESTMENTS INC.
INTERIM condensed CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’
EQUITY (DEFICIENCY)
(Expressed in U.S. dollars - unaudited)

	Share capital		Reserves
						Accumulated
						other
	Number of		Share based		Commitment	comprehensive
	shares	Amount	compensation	Warrants	to issue	income ( loss)	Deficit	Total
Balance at January 31, 2018	5,979,695	$13,554,610	$861,314	$-	$-	$7,852	$(14,353,581)	$70,195
Net loss and comprehensive loss for the year	-	-	-	-	-	-	(1,023,056)	(1,023,056)
Balance at April 30, 2018	5,979,695	$13,554,610	$861,314	$-	$-	$7,852	$(15,376,637)	$(952,861)

Balance at January 31, 2019	58,505,255	$52,923,983	$3,808,233	$1,627,318	$1,044,881	$(363,051)	$(37,954,751)	$21,086,613
Shares issued on purchase of Phantom Farms	2,670,000	2,501,827	-	-	-	-	-	2,501,827
Warrants issued on purchase of Phantom Farms	-	-	-	793,745	-	-	-	793,745
Share based compensation - option issuance	-	-	(286,304)	-	-	-	-	(286,304)
Shares issued on exercise of warrants	913,045	1,044,359	-	(317,313)	-	-	-	727,046
Shares issued on exercise of EFF convertible note	977,479	719,175	-	-	-	-	-	719,175
Shares issued on exercise of options	80,000	77,980	(38,952)	-	-	-	-	39,028
Shares issued on exercise of convertible debentures	512,500	267,202	-	-	-	-	-	267,202
Share based compensation - option cancellation	-	-	(568,565)	-	-	-	568,565	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(61,671)	(3,126,993)	(3,188,664)
Balance at April 30, 2019	63,658,279	$57,534,526	$2,914,412	$2,103,750	$1,044,881	$(424,722)	$(40,513,179)	$22,659,668

See accompanying notes to the interim consolidated financial statements

p. 4

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

		Three months ended April 30,
		2019	2018
	Note	- $ -	- $ -
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss		(3,126,993)	(1,023,057)
Amortization of intangibles	9	717,136	-
Depreciation of property and equipment	8	164,617	-
Net effect of fair value changes in biological assets	5	(452,936)	-
Share based compensation	14	184,580	-
Interest expense		739,726	-
Lease amortization	11	275,287	-
Current income tax expense	23	383,165	-
Accretion expense	12	367,995	-
Gain on change in fair value of derivative liabilities	15	358,452	-
Changes in working capital items
Inventory	6	770,411	-
Receivables	4	(417,002)	(39,268)
Accounts payable and accrued liabilities	10	(827,830)	435,423
Prepaid expenses		111,775	(74,919)

Cash used in operating activities		(751,617)	(701,821)

INVESTING ACTIVITIES
Change in restricted cash	3	-	(160)
Purchases of property and equipment	8	(532,868)	-
Loans to acquisition targets	7	(1,205,000)	(3,344,586)
Net cash outflow on acquisition of subsidiaries		(1,960,037)	-

Cash used in investing activities		(3,697,905)	(3,344,746)

FINANCING ACTIVITIES
Issuance of convertible debentures on exercise of warrants		335,262	24,276,103
Payments on promissory note payable		(2,710,000)
Cash proceeds from warrants		727,046	-
Cash proceeds from options		44,576

Cash provided by financing activities		(1,603,116)	24,276,103

Effect of foreign exchange on cash		(62,047)	-
Increase in cash during the period		(6,114,685)	20,229,536
Cash, beginning of period		9,067,095	193,082
Cash, end of period		2,952,410	20,422,618

NON-CASH TRANSACTIONS
During the period ended April 30, 2019:
There were interest payments of $755,740 (2018 - $nil).
No income taxes paid were paid (2018 - $nil).
The Company issued 2,670,000 common shares valued at $2,501,827 for the acquisition of Phantom Farms.
The Company issued 512,500 common shares valued at $267,202 upon the conversion of debentures.
The Company issued 977,479 common shares valued at $719,175 upon the conversion of a portion of convertible promissory note.

p. 5

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS and going concern

C21 Investments Inc. (the “Company” or “C21”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its corporate office and its principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

Effective November 24, 2017, the Company changed its name to “C21 Investments Inc.”. On June 15, 2018, the Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) at the Company’s request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange (“CSE”), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its Common Shares in the United States and on May 6, 2019, its shares were cleared by FINRA for trading on the OTC Markets platform under the U.S. trading symbol CXXIF.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA and internationally.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation, the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares, options, warrants, and per share amount have been retroactively restated to reflect the share consolidation.

As at April 30, 2019, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (Note 16).

The Company currently has operations in the recreational cannabis sectors in USA.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company continues to incur losses for corporate infrastructure development, investigation of potential acquisitions, and development of the Company’s current and future market presence in the U.S. cannabis market. The Company reports a net loss of $3,126,993, and accumulated deficit of $40,513,179, and a working capital deficit of $26,925,929 at April 30, 2019. The Company is obligated to pay significant short- term debt service payments which will require additional funding to satisfy. The ability of the Company to continue as a going concern is dependent on generating profitable operations and raising additional financing. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

Historically, management has been successful in obtaining adequate funding for operating and capital requirements. The Company takes a disciplined approach to financing and intends to protect shareholder value by raising capital strategically. Subsequent to the period ended April 30, 2019, the Company completed a private placement unit financing for gross proceeds of C$7,713,500. Additionally, the Company is assessing various opportunities for additional financing through either debt or equity which will be used for current obligations, corporate working capital purposes and future acquisitions.

There is no assurance that the Company will generate sufficient profits from operations or secure financing adequate to cover its obligations and available on terms which are acceptable to management.

In the United States, 34 states, the District of Columbia, and four U.S. territories allow the use of medical cannabis. Alaska, California, Colorado, Maine, Massachusetts, Nevada, Oregon, Washington, Vermont, Illinois, and the District of Columbia legalized the sale and adult-use of recreational cannabis.

p. 6

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS and going concern (continued)

At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970 (“Federal CSA”). Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law. This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government’s position on cannabis with respect to cannabis- legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The interim condensed consolidated financial statements were authorized for issuance on June 28, 2019 by the directors of theCompany.

Basis of preparation

These consolidated financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative years may have been reclassified to conform with the current year’s presentation.

Statement of compliance

These interim condensed consolidated financial statements are prepared in accordance with IAS 34 – Interim Financial Reporting and in accordance with the accounting policies adopted in the Company’s most recent annual financial statements for the year ended January 31, 2019. These unaudited interim condensed consolidated financial statements do not contain all of the information required for full annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report should be read in conjunction with the annual audited financial statement for the year ended January 31, 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Basis of consolidation

These consolidated financial statements as at and for the period ended April 30, 2019, incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 – Consolidated Financial Statements (“IFRS 10”). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

p. 7

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The following are the Company’s wholly owned subsidiaries that are included in these consolidated financial statements as at and for the period ended April 30, 2019:

	Country of	Percentage	Functional
Name of Subsidiary	Incorporation	Ownership	Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis producer
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Significant accounting policies

The accounting policies applied in preparation of these interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended January 31, 2019, except for the following:

Effective for February 1, 2019, the Company adopted IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 specifically addresses the following: (i) whether the Company considers uncertain tax treatments separately; (ii) the assumptions the Company makes concerning the examination of tax treatments by relevant tax authorities; (iii) how the Company determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and, (iv) how the Company considers changes in facts and circumstances. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied IFRIC 23 retrospectively on adoption and determined that it is probable that the relevant tax authorities would accept the tax treatments and positions used in the Company’s consolidated financial statements. IFRIC 23 did not impact the Company’s classification and measurement of deferred tax assets or deferred tax liabilities and thus opening equity of the Company was not restated. Based on the Company’s assessment, the adoption of IFRIC 23 did not have a material impact on its consolidated financialstatements for the three months ended April 30, 2019.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment.

p. 8

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

4.	RECEIVABLE

	April 30, 2019	January 31, 2019
Taxes receivable	$110,711	$65,476
Trade receivable	517,058	69,692
Allowance for doubtful accounts	(57,190)	(55,215)
	$570,579	$79,953

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. Accounts receivable more than 90 days past due totaled $219,330 at April 30, 2019 (January 31, 2019 – $6,000).

5.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The continuity for biological assets for the period ended April 30, 2019, was as follows:

Balance, January 31, 2019	$1,870,540
Acquired biological assets	75,499
Fair value adjustment on biological assets	452,936
Increase in biological assets due to capitalized costs	2,353,905
Transferred to inventory upon harvest	(2,942,381)
Balance, April 30, 2019	$1,810,499

Biological assets are valued in accordance with IAS 41 – Agriculture (“IAS 41”) and are presented at their fair values less costs to sell up to the point of harvest. The Company’s biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at April 30, 2019, on average, the biological assets were 50% complete as to the next expected harvest date.

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of April 30:
Significant Inputs and
Assumptions	Range of Inputs	Sensitivity	2019	2018
Selling Price Per	$0.15 to $5.92	Increase 5%	$78,829	N/A (1)
Gram		Decrease 5%	$(78,830)
Estimated Yield Per	61.71 to 848.11 grams	Increase 5%	$77,988	N/A (1)
Cannabis Plant		Decrease 5%	$(77,990)

(1) The Company had no biological assets as of April 30, 2018

During the period ended April 30, 2019, the Company’s biological assets produced 1,190,588 grams (2018 – nil).

p. 9

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

6.	INVENTORY Inventories consist of:

	April 30, 2019	January 31, 2019
Finished goods	$2,506,177	$2,283,439
Work in progress	5,055,035	4,575,595
	$7,561,212	$6,859,034

Inventories expensed (excluding fair value adjustments) during the period ended April 30, 2019 was $4,439,871. At April 30, 2019, the Company recognized fair value adjustments of $452,936 (2018 - $nil).

7.	NOTES RECEIVABLE AND DEPOSITS

Note receivable and deposits consist of:

	April 30, 2019	January 31, 2019
Promissory notes receivable	$5,050,000	$5,345,000
Deposit on acquisition	-	900,000
Accrued interest receivable	307,820	216,897
Additional advances	6,417	14,618
	$5,364,237	$6,476,515

Notes receivable

During the three-month period ended April 30, 2019, the Company advanced a total of $1,205,000 to Swell Companies Ltd. (“Swell”) on a $5,400,000 promissory note. The note accrues interest at 0.833% monthly and is secured over all of the entity’s fixed and floating assets. The principal amount of up to $5,400,000 plus any accrued and unpaid interest is due on or before May 30, 2019. Accrued interest on this note is $307,820 at April 30, 2019. Subsequent to the period ended April 30, 2019, the Company completed transaction to acquire Swell (Note 27).

The note receivable from Phantom Farms was reclassified as an intercompany receivable upon completion of the Phantom Farms acquisition (Note 17).

8.	PROPERTY AND EQUIPMENT

As at April 30, 2019, the details of the Company’s property and equipment are as follows:

	Leasehold improvements	Furniture & fixtures	Computer equipment	Machinery & equipment	Total
Cost
Balance, January 31, 2019	$1,459,795	$478,864	$96,785	$429,664	$2,465,108
Assets from acquisition	39,579	24,456	-	28,467	92,502
Additions	25,558	3,921	-	503,389	532,868
Balance, April 30, 2019	$1,524,932	$507,241	$96,785	$961,520	$3,090,478
Accumulated Depreciation
Balance, January 31, 2019	$(301,583)	$(65,074)	$(7,619)	$(8,822)	$(383,098)
Depreciation expense	(74,791)	(29,891)	(19,129)	(40,806)	(164,617)
Disposals	-	-	-	-	-
Balance, April 30, 2019	$(376,374)	$(94,965)	$(26,748)	$(49,628)	$(547,715)
Carrying amount, January 31, 2019	$1,158,212	$413,790	$89,166	$420,842	$2,082,010
Carrying amount, April 30, 2019	$1,148,558	$412,276	$70,037	$911,892	$2,542,763

p. 10

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

8.	PROPERTY AND EQUIPMENT (continued)

TotaldepreciationexpensefortheperiodendedApril30,2019is$164,617(2018 - $nil). Ofthetotalexpense, $116,619 was allocated to inventory during the period ended April 30, 2019 (2018 - $nil).

9.	INTANGIBLE ASSETS AND GOODWILL

The continuity of the intangible assets for the period ended April 30, 2019 is as follows:

	Dispensary license	Cultivation license	Brand	Customer relationships	Start up costs	Total
Cost
Balance, January 31, 2019	$11,840,274	$220,000	$-	$1,540,447	$7,783	$13,608,504
Additions from acquisitions	-	156,750	622,308	581,616	-	1,360,674
Balance, April 30, 2019	$11,840,274	$376,750	$622,308	$2,122,063	$7,783	$14,969,178
Accumulated Amortization
Balance, January 31, 2019	$(196,504)	$(17,667)	$-	$(25,674)	$(79)	$(239,924)
Amortization expense	(592,014)	(18,838)	-	(106,102)	(182)	(717,136)
Balance, April 30, 2019	$(788,518)	$(36,505)	$-	$(131,776)	$(261)	$(957,060)
Carrying amount, January 31, 2019	$11,643,770	$202,333	$-	$1,514,773	$7,704	$13,368,580
Carrying amount, April 30, 2019	$11,051,756	$340,245	$622,308	$1,990,287	$7,522	$14,012,118

The continuity of the goodwill for the period ended April 30, 2019 is as follows:

	Phantom Farms	Silver State Companies	Megawood Enterprises, Inc.	Total
Balance, January 31, 2019	$-	$28,541,323	$689,328	$29,230,651
Additions from acquisitions	8,009,248	-	-	8,009,248
Disposals / adjustments	-	-	-	-
Balance, April 30, 2019	$8,009,248	$28,541,323	$689,328	$37,239,899

Total amortization expense from intangible assets for the period ended April 30, 2019 is $717,136 (2018 - $nil). Of the total expense, $11,000 was allocated to inventory during the period ended April 30, 2019.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30, 2019	January 31,2019
Accounts payable	$3,542,807	$1,398,196
Accrued liabilities	1,918,251	3,297,310
Interest payable	499,352	285,610
	$5,960,410	$4,981,116

p. 11

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

11.	LEASE LIABILITIES and right-of-use assets

The Company has determined that all identified agreements contain a lease including:

Entity Name/ Lessee	Asset	Contains a lease?	Useful life ( years)
Eco Firma Farms LLC	Land/Building	Yes	40
Silver State Cultivation LLC	Land/Building	Yes	5
Silver State Relief LLC (Sparks)	Land/Building	Yes	5
Silver State Relief LLC (Fernley)	Land/Building	Yes	5
Megawood Enterprises Inc.	Land/Building	Yes	5
Phantom Distribution, LLC	Land/Building	Yes	5
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
4964 BFH, LLC	Land/Building	Yes	5

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows Less than one year	$1,834,141
One to five years	5,720,018
Total undiscounted lease liabilities at April 30, 2019	$7,554,159
Lease liabilities included in the statement of financial position
Current	5,096,787
Non-current	4,813,374
Balance, April 30, 2019	$9,910,161
Amounts recognized in profit or loss
Interest on lease liabilities	$112,898
Total cash outflow for leases	$551,429

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2019		$7,861,107
Right-of-use additions		2,166,862
Balance, April 30, 2019		$10,027,969
Accumulated Amortization
Balance, January 31, 2019		$(116,496)
Amortization expense		(275,287)
Balance, April 30, 2019	$	(391,783)
Carrying Amount, January 31, 2019		$7,744,611
Carrying Amount, April 30, 2019		$9,636,186

p. 12

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

12.	CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

The following is a continuity of the Company’s convertible debentures denominated in U.S. dollars:

	December 31, 2018	January 30, 2019	Total
	issuance	issuance
Balance, January 31, 2019	$3,181,800	$6,977,853	$10,159,653
Conversions	(267,202)	-	(267,202)
Warrant exercises	23,862	311,400	335,262
Interest	(91,184)	(177,015)	(268,199)
Accretion expense	154,562	231,227	385,789
Balance, April 30, 2019	$3,001,838	$7,343,465	$10,345,303

The following is a continuity of the Company’s convertible promissory notes denominated in U.S. dollars:

	June 13, 2018	January 23, 2019	Total
	issuance	issuance
Balance, January 31, 2019	$1,670,830	$175,000	$1,845,830
Conversion	(661,337)	-	(661,337)
Foreign exchange gain/loss	17,807	-	17,807
Interest	(17,600)	-	(17,600)
Accretion expense	34,156	-	34,156
Balance, April 30, 2019	$1,043,856	$175,000	$1,218,856
Current portion	$-	$175,000	$175,000
Long-term portion	$1,043,856	$-	$1,043,856

The following is a continuity of the Company’s promissory notes denominated in U.S. dollars:

	January 1, 2019	February 4, 2019	Total
	issuance	issuance
Balance, January 31, 2019	$30,000,000	$-	$30,000,000
Issued	-	290,000	290,000
Payments	(3,000,000)	-	(3,000,000)
Balance, April 30, 2019	$27,000,000	$290,000	$27,290,000
Current portion	$24,000,000	$290,000	$24,290,000
Long-term portion	$3,000,000	$-	$3,000,000

The following is a continuity of the Company’s convertible debentures issued as a result of exercise of warrants related to the December 31, 2018 and January 30, 2019 issuances of convertible debentures, denominated in U.S. dollars:

	December 31, 2018	January 30, 2019	Total
	issuance (a)	issuance (b)
Balance, January 31, 2019	$-	$-	$-
Debentures issued for cash proceeds	23,862	311,400	335,262
Balance, April 30, 2019	$23,862	$311,400	$335,262

The following transactions occurred during the period ending April 30, 2019:

(a)

During the three-month period, 32 warrants were exercised in connection with the first tranche of brokered convertible debentures issued on December 31, 2018, resulting in gross proceeds of C$32,000. Each warrant exercised grants the holder an additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000. The debentures are convertible into the Company’s common shares at a price of C$0.90 per share, accrue interest at a rate of 10%, compounded annually, and are fully due and payable on December 31, 2020.

p. 13

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

12.	CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

(b)

During the three-month period, 415 warrants were exercised in connection with the second tranche of brokered convertible debentures issued on January 30 ,2019, resulting in gross proceeds of C$415,000. Each warrant exercised grants the holder an additional C$1,000 principal amount 10% unsecured convertible debenture at an exercise price of C$1,000. The debentures are convertible into the Company’s common shares at a price of C$0.90 per share, accrue interest at a rate of 10%, compounded annually, and are fully due and payable on January 30, 2021.

13.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

14.	SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company’s shareholders’ meetings.

The following table reflects the continuity of share capital from January 31, 2019 to April 30, 2019:

	Number of Shares	Amount
Balance, January 31, 2019	58,505,255	$52,923,983
Shares issued - acquisition of Phantom Farms (i)	2,670,000	2,501,827
Shares issued - conversion of promissory note (ii)	977,479	719,175
Shares issued - warrant exercises (iii)	913,045	1,044,359
Shares issued - option exercises (iv)	80,000	77,980
Shares issued - conversion of debentures (v)	512,500	267,202
Balance, April 30, 2019	63,658,279	$57,534,526

(i)	On February 4, 2019, the Company issued 2,670,000 shares as consideration for the purchase of Phantom Farms (Note 17).

(ii)	On February 7, 2019, the Company issued 977,479 shares to a vendor of EFF upon conversion of a portion of the convertible promissory note payable.

(iii)	During the period ended April 30 ,2019, the Company issued 913,045 shares upon the exercise of warrants.

(iv)	During the period ended April 30, 2019, the Company issued 80,000 shares upon the exercise of stock options.

(v)	During the period ended April 30, 2019, the Company issued 512,500 shares upon the conversion of debentures.

p. 14

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

14.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The following table summarizes the Company’s warrant activity for the period ended April 30, 2019:

	Warrants Outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance January 31, 2019	5,154,045	2.05	0.86
Issued - Phantom Farms (Note 18)	1,700,000	1.50
Exercised	(915,045)	1.32
Balance, April 30, 2019	5,939,000	1.16	0.61

As at April 30, 2019, the following warrants were outstanding and exercisable:

	Exercise	Number of
Expiry Date	Price	Warrants
	- C$ -
June 14, 2019	1.38	3,198,000
July 18, 2019	5.00	1,041,000
February 5, 2021	1.50	1,700,000

		5,939,000

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

The Company adopted a Restricted Stock Unit plan (the “Plan”) on July 17, 2018 but has not issued any units under the Plan. The Plan allows for up to 750,000 total units to be issued, adjustable upon approval by the compensation committee, but not to exceed 10% of common shares outstanding.

On February 6, 2019, the Company granted incentive stock options to certain employees entitling them to purchase an aggregate of 710,000 common shares of the Company at an exercise price of C$1.11 vesting over a 2-year period, expiring at close of business on February 5, 2022.

During the period ended April 30, 2019, 80,000 (2018 – nil) options were exercised for proceeds of $38,952 (2018 – $nil). On exercise, the Company transferred $77,980 from reserves to share capital.

Details of the Company’s stock options outstanding and exercisable are as follows:

	Options	Weighted average	Weighted average
	outstanding	exercise price	remaining life
	and exercisable	- C$ -	(years)
Balance January 31, 2019	2,520,000	2.41	2.30
Vested	355,000	0.28
Exercised	(80,000)	0.65
Cancelled	(305,000)	2.80
Balance, April 30, 2019	2,490,000	2.09	2.21

p. 15

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

14.	SHARE CAPITAL AND RESERVES (continued)

As at April 30, 2019, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Number of Options
October 15, 2020	0.65	325,000
June 25, 2021	2.80	1,735,000
October 15, 2020	1.33	75,000
February 5, 2022	1.11	355,000
		2,490,000

15.	DERIVATIVE LIABILITY

The following table reflects the continuity of derivative liability from January 31, 2019 to April 30, 2019:

Balance, January 31, 2019	$23,097
Conversion	(51,950)
Fair value adjustment on derivative liabilities	358,452
Balance, April 30, 2019	$329,599

Inputs into the calculation of the fair value adjustment are as follows:

	January 31,	January 23,	June 13,
	2019	2019	2018
Discount rate	1.91%	1.91%	1.91%
Expected life in years	2.12	2.12	0.74
Expected volatility of foreign exchange	5.73%	5.73%	5.73%

16.	SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented.

Key decision makers primarily review revenue, cost of sales expense, and gross margin as the primary indicators of segment performance. As the Company continues to expand via acquisition, the segmented information will expand based on management’s agreed upon allocation of costs beyond gross margin.

Segmented operational activity and balances are as follows:

April 30, 2019		Oregon	Nevada	Corporate		Consolidated
Total revenue		$661,903	$7,095,119	$-		$7,757,022
Gross profit (loss)		$(634,290)	$3,498,505	$-		$2,864,215
Operating expenses:
General and administration		(197,539)	(894,271)	(1,405,289)		(2,497,099)
Sales, marketing, and promotion		(15,268)	(43,945)	(309,125)		(368,338)
Depreciation and amortization		(227,449)	(814,304)	(4,798)		(1,046,551)
Share based compensation		-	-	(184,580)		(184,580)
Interest, accretion, and other		$(129)	$(23,901)	$(1,487,445)		$(1,511,475)
Net profit ( loss)	$	(1,074,675)	$1,722,084	$(3,391,237)	$	(2,743,828)
Assets		$20,018,608	$54,128,963	$8,136,094		$82,283,665
Liabilities		$7,477,758	$5,269,352	$46,876,887		$59,623,997

p. 16

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

17.	Acquisition of Phantom Farms

On February 4, 2019, the Company acquired all membership units of Phantom Farms, which encompasses the following limited liability companies: Phantom Venture Group, LLC, Phantom Distribution, LLC, 63353 Bend, LLC, 20727-4 Bend, LLC, 4964 BFH, LLC, and Phantom Brands, LLC. Phantom Farms has outdoor cannabis cultivation facilities totaling 80,000 square feet with an additional 40,000 square feet under development in southern Oregon. Phantom Farms also operates a 5,600 square foot facility which includes a wholesale distribution warehouse and an extraction laboratory and a 7,700 square foot state-of-the-art indoor grow facility in central Oregon. The Company acquired Phantom Farms for total consideration of $10,539,260 comprised of cash deposits on closing of $3,200,000, a promissory note for $290,000, common shares issued in the amount of $2,507,138, share purchase warrants issued in the amount of $793,745, and an earnout valued at $3,748,377.

This acquisition is being accounted for using the acquisition method, in accordance with IFRS 3 – Business Combinations, with the assets and liabilities acquired recorded at their fair values at the acquisition date. The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values of the net assets acquired is recorded as goodwill.

The purchase price and allocation of the purchase price is as follows:

- $ -
Cash	13,121
Receivables	166,346
Inventory	884,113
Biological assets	75,499
Other assets	52,234
Property and equipment	92,501
Right-of-use asset	2,280,906
Lease liability	(2,280,906)
Brand	622,308
Customer relationships	581,616
Licenses	156,750
Goodwill	8,009,248
Accounts payable and accrued liabilities	(114,476)
Total assets and liabilities acquired	10,539,260
Cash deposits on closing date	3,200,000
Common shares issued	2,507,138
Stock warrants issued	793,745
Consideration payable	3,748,377
Promissory note payable	290,000
Total consideration	10,539,260

18.	Consideration payable

The following table reflects the continuity of consideration payable from January 31, 2019 to April 30, 2019:

Balance, January 31, 2019	$1,375,268
Phantom Farms acquisition - February 4, 2019 (Note 17)	3,748,377
Consideration paid	(989,516)
Balance, April 30, 2019	$4,134,129

p. 17

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

19.	COMMITMENTS

The Company and its subsidiaries are committed under lease agreements with third parties and related parties, for land, office space, and equipment in Nevada and Oregon, as well as consulting agreements. At April 30, 2019, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2020	$389,767	$1,350,558	$1,740,325
2021	94,901	1,601,744	1,696,645
2022	95,951	1,476,744	1,572,695
2023	98,351	1,476,744	1,575,095
2024	86,501	1,401,744	1,488,245
	$765,471	$7,307,534	$8,073,005

20.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts, accounts receivable, and its notes receivable from acquisition targets. The Company’s cash is deposited in bank accounts held with a major bank in Canada, a trust company in Canada, and two credit unions in Oregon and Colorado; and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

The Company’s notes receivables are placed with acquisition targets (Note 27). If an unlikely event occurred which delayed regulatory approval for an extended period of time or permanently, the risk of default on these notes would be increased based on the liquidity of the acquisition targets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

Foreign currency risk

The Company has administration in Canada and operations in the U.S. and is exposed to foreign exchange risk due to fluctuations in the U.S. dollar and Canadian dollar. Foreign exchange risk arises from financial assets and liabilities denominated in currency other than the U.S. dollar. A change of 10% in the CAD/USD exchange rate would impact loss and comprehensive loss by $169,000.

p. 18

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

20.	FINANCIAL RISK MANAGEMENT (continued)

Capital Management

The Company’s objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company’s ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company’s shareholders. The Company’s capital structure includes items classified in debt and shareholders’ equity (deficiency).

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company’s underlying assets.

As of April 30, 2019, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchyare:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, restricted cash, receivables, notes receivable, accounts payable and accrued liabilities, and convertible notes with a fair value measured at Level 1 hierarchy for cash. Accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. Derivative liabilities are measured at Level 3 hierarchy.

21.	GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses were comprised of the following for the periods ended:

General and Administrative	April 30, 2019	April 30, 2018
Salaries and wages	$1,281,217	$36,034
License fees, taxes and insurance	384,883	-
Accounting and legal	203,807	-
Office Facilities and administrative	170,712	88,265
Professional Fees and consulting	177,635	583,352
Travel and entertainment	118,477	112,883
Foreign exchange	25,165	-
Transfer agent and Filing Fees	7,573	11,721
Shareholder Communications	480	9,571
Other	127,150	-
Total	$2,497,099	$841,826

p. 19

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

22.	RELATED PARTY TRANSACTIONS

During the period ended April 30, 2019, the Company entered in the related party transactions as described below.

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at the periods ended:

	April 30, 2019	January 31, 2019
Due to the President and CEO	$13,053	$484
Due to directors and officers of the Company	53,867	316,261
Due to a director and CFO of the Company	1,074	1,888
Due to former director of Oregon operations of EFF	301,213	301,213
Due to the CEO of EFF	301,213	301,213
Due to significant shareholder	27,676,888	31,759,648
	$28,347,308	$32,680,707

The Company had the following transactions with related parties during the period ended:

	April 30, 2019	April 30, 2018
Consulting fees paid to a director	$38,310	$48,253
Salaries paid or accrued to directors and officers	368,434	37,661
Note and interest payments to significant shareholder	3,750,000	-
Rents paid to significant shareholder	293,000	-
	$4,449,744	$85,914

23.	TAXATION

The Company reconciles the expected tax expense at the U.S. statutory tax rate of 21% to the amount recognized in the statement of loss.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E. Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return. Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

24.	Transaction costs

Transaction costs totaled $116,357 for the period ended April 30, 2019 ($nil – 2018). These costs are comprised as follows:

	April 30, 2019	April 30, 2018
Acquisition of subsidiaries	$116,357	$-
	$116,357$	$-

p. 20

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

25.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

26.	Legal proceedings

On May 1, 2019, the Company received notice of a complaint filed on April 29, 2019 by two current owners of Proudest Monkey Holdings, LLC, the former sole member of EFF, alleging contract, employment, and statutory claims with an amount in controversy of $1,837,500 against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Phantom Brands LLC, three Directors, two Officers, and one former employee. The Company wholly denies the allegations and claims of wrongdoing made in the lawsuit and intends to both defend and counterclaim through the lawsuit. Given that this legal proceeding is in a premature stage and the Company expects to prevail, no provision is recorded.

On or about May 30, 2019, Wallace Hill filed a civil claim in the Supreme Court of British Columbia alleging breach of contract and entitlement to 1,800,000 common shares of the Company, fully vested by March 1, 2019, and damages due to the lost opportunity to sell those shares after such date for a profit. On June 23, 2019, the Company circulated a letter to Wallace Hill terminating the agreement and accepting Wallace Hill’s repudiation of the agreement based on Wallace Hill’s previously published defamatory comments and termination of the agreement. Also, on June 23, 2019, the Company filed its response to the civil claim denying all claims and filed counterclaims alleging breach of contract, a declaratory judgment of termination of the agreement, defamation and an injunction from further defamatory comments. The civil action is pending, and it is too early to predict the resolution of the claims and counterclaims.

27.	SUBSEQUENT EVENTS

As at June 28, 2019, the following equity activities have occurred subsequent to April 30, 2019:

(a)	from the December 31, 2018 convertible debenture issuance (Note 12) – C$1,661,000 of debentures converted to 2,076,250 common shares;

(b)	from the January 30, 2019 convertible debenture issuance (Note 12) – C$3,357,000 of debentures converted to 4,196,250 common shares;

(c)	from the December 31, 2018 convertible debenture issuance (Note 12) – 327 warrants have been exercised for gross proceeds C$327,000;

(d)	from the January 30, 2019 convertible debenture issuance (Note 12) – 111 warrants have been exercised for gross proceeds of C$111,000; and

(e)	from the June 15, 2018 warrant issuance – 3,197,500 warrants expired on June 14, 2019

Subsequent to April 30, 2019, the Company entered into the following transactions:

(a)	On May 6, 2019, the Company’s shares were approved by FINRA to be quoted on the Over-the- Counter Markets (OTC) and the shares are now trading under the ticker symbol “CXXIF”.

(b)

On May 10, 2019, the Company closed on the purchase of the building and land that EFF was previously leasing. The purchase price was $3,800,000 less the assumed mortgage of $513,294. Remaining consideration of $3,286,706 was paid in 3,983,886 shares with a deemed price of $0.825.

p. 21

C21 INVESTMENTS INC.
NOTES TO INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED APRIL 30, 2019
(Expressed in U.S. dollars, unless otherwise stated - unaudited)

27.	SUBSEQUENT EVENTS (continued)

(c)

On May 24, 2019, the Company completed the acquisition of 100% of the common shares held in Swell Companies Limited (“Swell”). In consideration for 100% of the common shares of Swell, the Company paid total consideration consisting of:

(i)	$500,000 cash payable on or before July 1, 2019; $350,000 cash payable on or before September 30, 2019;

(ii)	$730,520 of indebtedness of Swell payable upon close; assumption of $1,000,000 liability in the form of convertible note;

(iii)	1,266,667 Common Shares of C21 upon close;

(iv)	1,200,000 warrants to purchase common shares of C21 with an exercise price of C$1.50/share;

(v)	456,862 common shares of C21 on November 24, 2020;

(vi)

2,450,000 common shares issuance on May 24, 2021. Upon the vendors’ election, up to $5,000,000 in cash to be received 24 months from the closing date if the average closing price of the Company’s shares over the 15 trading days immediately preceding the payment date is less than C$3.75. If the vendors elect to take cash, share issuable would be reduced to 783,333;

(vii)

Issuance of up to a maximum of 6,000,000 earnout common shares, to be issued over a period of seven years, contingent upon the achievement of certain stock price targets of C21, and 50% of the earnout shares upon change of control of C21 and 100% of the earnout shares upon change of control of C21 at a valuation of at least C$5.00 per share.

- $ -
Cash	173,422
Receivables	160,801
Inventory	2,233,065
Other assets	13,565
Property and equipment	1,187,061
Right-of-use asset	611,890
Lease liability	(611,890)
Goodwill	17,404,473
Accounts payable and accrued liabilities	(717,342)
Total assets and liabilities acquired	20,455,045
Cash deposits on closing date	5,050,000
Convertible promissory note	1,000,000
Liabilities assumed	730,520
Common shares issued	1,130,363
Stock warrants issued	786,284
Consideration payable	11,757,878
Total consideration	20,455,045

(d)

On May 28, 2019, the Company completed a non-brokered private placement financing of 5,589,493 units of the Company at a price of C$1.38 per unit, for total gross proceeds of C$7,713,500. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each warrant is exercisable for one additional common share of the Company at an exercise price of C$1.83 per warrant share for a period of one year.

p. 22